August 12, 2005

To:	All Applicable Commissions and Stock Exchanges

Dear Sirs:

Re:	Bema Gold Corporation

We confirm that the following material was sent by first class mail on August 12, 2005, to those registered and non-registered shareholders of Bema Gold Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

1.	Financial Statements for the six months ended June 30, 2005 / Management’s Discussion and Analysis.

Yours truly,

BEMA GOLD CORPORATION

"Shanna Semenowycz"

Shanna Semenowycz
Legal Assistant